# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vimeo, Inc., CIK 0001837686
CUSIP: 92719V100
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 330 WEST 34TH STREET, 5TH FLOOR, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001645721-24-000013
Filed by CIK 0001645721

## Reporting persons
- Divisar Capital Management LLC: type of reporting person: investment adviser (IA), other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,879,791; sole dispositive power 0; shared dispositive power 5,879,791; aggregate amount beneficially owned 5,879,791 (3.8% of the class)
- Divisar Partners QP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,494,522; sole dispositive power 0; shared dispositive power 5,494,522; aggregate amount beneficially owned 5,494,522 (3.5% of the class)
  Comment: Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Divisar Partners QP, L.P. expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Divisar Partners QP, L.P. is the beneficial owner of any of the securities reported herein.
- Steven Baughman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,879,791; sole dispositive power 0; shared dispositive power 5,879,791; aggregate amount beneficially owned 5,879,791 (3.8% of the class)

## Item 1. Issuer
Name of issuer: Vimeo, Inc.
Address of issuer's principal executive offices: 330 WEST 34TH STREET, 5TH FLOOR, NEW YORK, NEW YORK, 10001.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i) Divisar Capital Management, LLC
(ii) Divisar Partners QP, L.P.
(iii) Steven Baughman
Address of principal business office or, if none, residence:
(i) Divisar Capital Management, LLC
275 Sacramento Street, 8th Floor
San Francisco, CA 94111

(ii) Divisar Partners QP, L.P.
275 Sacramento Street, 8th Floor
San Francisco, CA 94111

(iii) Mr. Steven Baughman
c/o Divisar Capital Management, LLC
275 Sacramento Street, 8th Floor
San Francisco, CA 94111
Citizenship:
(i) Divisar Capital Management, LLC - DE

(ii) Divisar Partners QP, L.P. - DE

(iii) Mr. Steven Baughman - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Divisar Capital Management, LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Divisar Capital Management, LLC, which serves as the general partner and investment manager to each of Divisar Partners QP, L.P. and Divisar Partners, L.P., (collectively the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Steven Baughman, as CEO of Divisar Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of the Funds are the beneficial owner of any of the securities reported herein.

Divisar Capital Management, LLC
Amount beneficially owned: 5,879,791

Divisar Partners QP, L.P
Amount beneficially owned: 5,494,522

Steven Baughman
Amount beneficially owned: 5,879,791
Percent of class:
Based on 156,451,664 shares of Common Stock as of October 31, 2024, as represented by the Form 10-Q filed with the SEC on November 5, 2024.

Divisar Capital Management, LLC
Percent of Class: 3.8%

Divisar Partners QP, L.P
Percent of Class: 3.5%

Steven Baughman
Percent of Class: 3.8%
Sole power to vote or to direct the vote:
Divisar Capital Management, LLC
Sole power to vote or to direct the vote: 0

Divisar Partners QP, L.P
Sole power to vote or to direct the vote: 0

Steven Baughman
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Divisar Capital Management, LLC
Shared power to vote or to direct the vote: 5,879,791

Divisar Partners QP, L.P
Shared power to vote or to direct the vote: 5,494,522

Steven Baughman
Shared power to vote or to direct the vote: 5,879,791
Sole power to dispose or to direct the disposition:
Divisar Capital Management, LLC
Sole power to dispose or to direct the disposition of: 0

Divisar Partners QP, L.P
Sole power to dispose or to direct the disposition of: 0

Steven Baughman
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Divisar Capital Management, LLC
Shared power to dispose or to direct the disposition of: 5,879,791

Divisar Partners QP, L.P
Shared power to dispose or to direct the disposition of: 5,494,522

Steven Baughman
Shared power to dispose or to direct the disposition of: 5,879,791

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Divisar Capital Management LLC: /s/ Steven Baughman, CEO (02/14/2025)
- Divisar Partners QP, L.P.: /s/ Steven Baughman, CEO, Divisar Capital Management, LLC, its General Partner (02/14/2025)
- Steven Baughman: /s/ Steven Baughman, Steven Baughman (02/14/2025)